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SEC FILE NUMBER
8-48201

SEC
Mail Processing
Section
JUN 01 2021
Washington DC
415

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1704
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexis Herzberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTE SECURITIES LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public - State of New York
NO. 01MU6247130
Qualified in Kings County
My Commission Expires 08-22-23

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTE SECURITIES, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FORTE SECURITIES, LLC

MARCH 31, 2021

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Forte Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forte Securities, LLC (the "Company") as of March 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
May 27, 2021

FORTE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS		
Cash	$	119,706
Accounts receivable- related party		573,554
Accounts receivable		176,596
Other assets		15,327
TOTAL ASSETS	$	885,183
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	479,363
Bank loan payable		96,516
TOTAL LIABILITIES	$	575,879
MEMBER'S EQUITY		309,304
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	885,183

See Accompanying Notes to Financial Statement

FORTE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

MARCH 31, 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Forte Securities, LLC, (the "Company") was organized in December 1995 as a Texas limited liability company. The Company has been registered to do business in New York State since 2005 and operates through its office in New York City. It was formerly known as Southlake Capital, LLC. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is also registered with the Commodities Futures Trading Commission ("CFTC") and has been a member of the National Futures Association ("NFA") since March 2019. The Company is a single-member Limited Liability Company and is wholly-owned by Forte Securities Holdings, LLC (the "Parent").

The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company operates as an independent full service broker-dealer in securities. The Company's customers are primarily institutional entities located throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents. As of March 31, 2021, there were no cash equivalents.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Leases

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after April1, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there was no impact under the new lease standards on the Company's financial statement as the Company maintains a month to month lease arrangement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

The Company is a non-carrying broker dealer that receives commission income generated from executing securities on behalf of its customers. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

The Company buys an sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date underlying financial instrument is identified, the pricing is agreed upon, and the risk and rewards of ownership have been transferred to/from the customer.

The Company earns rebates from securities exchanges for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company receives invoices other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as income at the end of each month.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Income (continued)

The Company's role and responsibility as an executing broker is performed only when a customer requests for them to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). The Company does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, the Company does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

The Company and its customers' arrangements to do business can be terminated at will by either the customer or the Company at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically two days or less from the trade date.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

Receivables and Revenue

At March 31, 2021, approximately 76% of the Company's receivables were owed by one customer which is a related party. During the year ended March 31, 2021, approximately 44% of the Company's revenue was earned from one customer, which is the same related party.

NOTE 4 – NET CAPITAL REQUIREMENTS:

As of April 6, 2020 the Company was approved by FINRA to reduce its minimum net capital requirement to $5,000.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Additionally, the Company is subject to Regulation 1.17 of the CFTC, which requires the maintenance of minimum net capital of $45,000, if that amount is in excess of the requirements under Rule 15c3-1.At March 31, 2021, the Company had net capital of $159,699, which was $114,699 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 300%.

NOTE 5 – INCOME TAXES AND DEFERRED TAXES:

The Company files as a single member Limited Liability Company. Consequently net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by this financial statement.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

NOTE 6 - RELATED PARTY:

The Company is affiliated with a United Kingdom-based broker-dealer, Forte Securities Limited, that utilized the Company's services for execution of securities transactions for the year under audit. For the year ended March 31, 2021, the Company earned $910,231, under this arrangement, which is included in commission income on the Statement of Operations. As of March 31, 2021, the receivable from this affiliate was $573,554.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.
On June 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

NOTE 8 - COVID-19:

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company may be directly impacted from the market in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

NOTE 9 - BANK LOAN PAYABLE:

In response to COVID-19, the Company submitted an SBA loan application for $96,516, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 6, 2020 and is reflected in the Statement of Financial Condition. The principal of the loan issued was $96,516 and $867.32 in interest. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The Company intends to qualify for full loan forgiveness over the qualifying period and will recognize income on forgiveness of indebtedness once such forgiveness has been formally granted by the appropriate authorities.

NOTE 10 - SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was issued.

On April 13, 2021 the SBA loan and interest, as described in Note 9, have been fully forgiven.

FORTE SECURITIES, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended March 31, 2021

FORTE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
MARCH 31, 2021

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Member of
Forte Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Forte Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended March 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended March 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
May 27, 2021

FORTE SECURITIES, LLC
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED MARCH 31, 2021

TOTAL REVENUES	$ 2,079,405
ADDITIONS	
DEDUCTIONS	(224,086)
SIPC NET OPERATING REVENUES	1,855,319
GENERAL ASSESSMENT @ .0015	2,783
Less: Payments made	1,213
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 1,570

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-48201
Forte Securities LLC
40 Wall Street, Suite 1704
New York, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova 212-668-8700

2. A.	General Assessment (item 2e from page 2)	$2,783
B.	Less payment made with SIPC-6 filed (**exclude interest**) 9/30/2020 Date Paid	(1,213)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,570
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,570

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $1,570

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forte Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of May, 2021.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2020
and ending 3/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,079,405
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	224,086
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	226,086
2d. SIPC Net Operating Revenues	$1,855,319
2e. General Assessment @ .0015	$2,783 (to page 1, line 2.A.)